PINPOINT ADVANCE CORP.
4 Maskit Street
Herzeliya, Israel 46700

VIA EDGAR TRANSMISSION

March 2, 2009

Mr. John Reynolds, Esq.
United State Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Mail Drop 3561
Washington, DC 20549

Re:          Pinpoint Advance Corp.
Preliminary Proxy Statement on Schedule 14A Filed January 21, 2009
Filing No. 000-52562

Dear Mr. Reynolds:

Pinpoint Advance Corp. (the “Company”) hereby electronically transmits an Amendment No. 1 (the “Amended Schedule 14A”) to our Preliminary Proxy on Schedule 14A (the “Schedule 14A”) previously filed with the Securities and Exchange Commission (the “Commission”) on January 21, 2009, together with this letter.

This letter responds to the Staff’s comments set forth in a letter dated February 17, 2009 with respect to the Schedule 14A which was filed in connection with the Company’s proposed special meeting of stockholders.  Marked courtesy copies of this filing are being sent via overnight courier to yourself and Edwin Kim of the Commission.  For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.
Please advise us how the proposals presented in your proxy statement, which provide for your continued existence beyond your termination date, are consistent with your Form S-1 disclosure. We note that on page seven of your prospectus, you indicate that you would “as promptly as possible dissolve and liquidate... if we do not effect a business combination within 18 months after consummation of this offering (or within 24 months... if a letter of intent, agreement in principle or definitive agreement has been executed...).” On page 62 of your prospectus, you indicate “[i]f a business combination does not occur within these time frames our purpose and powers will be limited to dissolving, liquidating and winding up.”

The Company acknowledges there is an apparent inconsistency between the proposals set forth in the Schedule 14A (the “Proposals”), specifically the Amendment Proposal, to extend the life of the Company and restructure the Company’s capitalization, and the disclosure in the Company’s original offering prospectus.  The Company has added disclosure on page 14 of the Amended Schedule 14A to address this and set forth the factors considered by the Company’s board of directors in making a determination to continue Pinpoint’s corporate existence.

Mr. John Reynolds, Esq.
March 2, 2009

2.
Given that the proposals in the Amendment Proposal of your proxy statement were not contemplated in your IPO prospectus, please address the potential securities law claims investors may have against the company.  Specifically disclose, in all appropriate places throughout your proxy statement, the rescission rights available to IPO shareholders.  We may have further comment.

In response to the Staff’s comment, we have added disclosure on pages 6 and 12 of the Amended Schedule 14A.

3.
The Amendment Proposal of your preliminary proxy contains several matters including the creation of a new class of common stock, redemption of the IPO shares, exchanges of both the founder and IPO shares for common stock, and the removal of Article Sixth from your Amended and Restated Certificate of Incorporation.  Please revise your form of proxy and related disclosures to conform with the unbundling requirements of Rule 14a-4(a)(3) of the Securities Exchange Act of 1934, as set forth in the Fifth Supplement to the Manual of Publicly Available Telephone Interpretations at http://www.sec.gov/interps/telephone/ phonesupplements5.htm, or provide an analysis why you believe the requirements of Rule 14a-4(a)(3) are satisfied.

Rule 14a-4(a)(3) states (in relevant part) that the a proxy statement “[s]hall identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters . . . (emphasis added).  In this case, the Company respectfully disagrees with the Staff that the unbundling requirements of Rule 14a-4(a)(3) are applicable and believes that “each separate matter” within the meaning of the rule has been fully disclosed to investors and thus the requirements of Rule 14a-4(a)(3) have been satisfied.

The Company believes it is providing its stockholders with only two separate and distinct (indeed competing) “matters” to be voted upon, namely either: (i) the Amendment Proposal or (ii) the Dissolution Proposal (in other words, either continue the corporate existence of the Company under the terms of the Amendment Proposal, or not).  The Company asserts that the components of the Amendment Proposal are necessarily and inextricably linked to one another such that the Company’s board of directors would not continue the life of the Company without the Amendment Proposal as a whole being adopted.  To unbundle the Amendment Proposal would thus defeat the considered business judgment of the Company’s board of directors in this regard.  The Company notes its strong belief that investors are not harmed by this result, especially in light of the fact they will receive their funds back without regard to how they vote and regardless of whether the Amendment Proposal is approved or not.  The Company also believes unbundling in this context could lead to investor confusion and unnecessarily encumber the proxy solicitation process.

Moreover, the Company believes the “up or down” nature of the competing Proposals is in fact most consistent with the spirit of the Company’s original bargain with its investors, namely, that investors get to vote “yes or no” with respect to the Proposals and, in either event and without regard to whether the Amendment Proposal is approved or disapproved, will receive their pro rata portion of the amounts held in the Company’s trust account.  This is the essential feature of the special purpose acquisition vehicle, which, respectfully, is not addressed in the Fifth Supplement to the Manual of Publicly Available Telephone Interpretations referred to by the Staff in its comment.  Such supplement addresses “mergers, acquisitions, and similar transactions” and the unbundling of proposals relating to matters such as “classified or staggered board, limitations on the removal of directors, supermajority voting provisions, delaying the annual meeting for more than a year, elimination of ability to act by written consent, and/or changes in minimum quorum requirements.”  The Fifth Supplement also addresses the need for proposals relating to acquisition vehicles whose charters are not subject to shareholder vote.  None of the foregoing is implicated in the Proposals, which have nothing to do with a merger or acquisition by the Company but are instead a natural extension of the special purpose acquisition bargain originally made with the Company’s investors.

Mr. John Reynolds, Esq.
March 2, 2009

As such, the Company respectfully submits that changes to the Schedule 14A are not warranted in response to this comment.

4.
On pages 8 and 19 of the proxy statement you disclose if the Amendment Proposal is approved by the company’s shareholders, the “warrants will remain outstanding in accordance with their terms.” We note that section 3.2 of the warrant agreement filed as exhibit 4.4 to the amendment of Form S-1 filed on February 21, 2007 defines a business combination “as described more fully in the Registration Statement, [under] ‘Business Combination’....” It appears that the agreement and the Form S-1 could be interpreted to mean that the warrants may only become exercisable 24 months from the date of the prospectus, and that it could be deemed necessary to amend the warrant agreement to extend the time period for when the warrants become exercisable. With a view to disclosure, please advise us whether the warrant agreement would require modification or amendment in order to permit warrants to continue in existence and/or become exercisable without having consummated a business combination within the later of a year after the date of the prospectus or completion of a business combination as described more fully in the Form S-1 (24 months after the date of the prospectus).

The Company does not believe the warrant agreement, nor the terms of the warrant certificates could be reasonably interpreted to mean that the warrants may only become exercisable 24 months from the date of the IPO prospectus.  Likewise, the Company does not believe the warrant agreement would require modification or amendment in order to permit warrants to continue in existence and/or become exercisable without having consummated a business combination within the later of a year after the date of the prospectus or completion of a business combination as described more fully in the Form S-1 (24 months after the date of the prospectus).  We have added disclosure on page 16 of the Amended Schedule 14A setting forth the Company’s position in this regard.

Mr. John Reynolds, Esq.
March 2, 2009

We thank the Commission in advance for its consideration of the foregoing.  If you have any further questions or comments, please contact the undersigned or our counsel, Adam Mimeles, Esq., Ellenoff Grossman & Schole LLP, 150 East 42nd Street, New York, NY 10017-6503; telephone (212) 370-1300, facsimile (212) 370-7889.

Very truly yours,

By: /s/ Ronen Zadok
       Ronen Zadok
       Chief Financial Officer

cc:           Barry I. Grossman, Esq.
Adam S. Mimeles, Esq.